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                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                                (Amendment No. 1)


                                SWEETWATER, INC.
                                (Name of Issuer)


                          Common Stock, $.001 Par Value
                         (Title of Class of Securities)


                                  870 534 10 4
                                 (CUSIP Number)


                            Herbert M. Friedman, Esq.
                        Zimet, Haines, Friedman & Kaplan
                                 460 Park Avenue
                            New York, New York 10022
                                 (212) 486-1700
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                 October 3, 1995
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]





                               Page 1 of 5 Pages.
                            No Exhibits are included.





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               CUSIP No.:  870 534 10 4

              1)      Names of Reporting Persons S.S. or I.R.S.
                      Identification Nos. of Above Persons

                                 Charles Elsener

              2) Check the Appropriate Box if a Member of a Group (See Instructions)
                                                                 (a) [ ]

                                                                 (b) [ ]

              3)      SEC Use Only

              4)      Source of Funds (See Instructions)

                                       PF

              5)      Check if Disclosure of Legal Proceedings is
                      Required Pursuant to Items 2(d) or 2(e)

                                                                     [ ]

              6)      Citizenship or Place of Organization

                                   Switzerland

               Number of Shares                 7)      Sole Voting Power
               Beneficially Owned
               by Each Reporting                        269,500
               Person With
                                                8)      Shared Voting Power
                                                        0

                                                9)      Sole Dispositive Power

                                                        269,500

                                               10)      Shared Dispositive Power
                                                        0

             11)      Aggregate Amount Beneficially Owned by Each
                      Reporting Person

                                     269,500

             12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

                                                                     [ ]

             13)      Percent of Class Represented by Amount in Row (11)

                                      8.7%

             14)      Type of Reporting Person (See Instructions)

                                       IN



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ITEM 1.  SECURITY AND ISSUER.

                This Amendment No. 1 to Schedule 13D relates to the Common Stock, par value $.001 per share ("Common Stock"), of SweetWater, Inc., a Delaware corporation ("SweetWater"). This Amendment No. 1 is being filed on behalf of Charles Elsener to correctly reflect the number of shares of Common Stock beneficially owned by Mr. Elsener at the date hereof and on October 3, 1995, the date of the acquisition of securities reported by Mr. Elsener in the original Schedule 13D filed with the Securities and Exchange Commission on behalf of Mr. Elsener.

                The address of SweetWater's principal executive office is 1140 Boston Avenue, Unit A, Longmont, Colorado 80501.

ITEM 2.  IDENTITY AND BACKGROUND.

                This Amendment No. 1 is being filed on behalf of Charles Elsener, a citizen of Switzerland. Mr. Elsener is President of Victorinox Cutlery Company, a Swiss company. Mr. Elsener's business address is c/o Victorinox Cutlery Company, CH-6438, Ibach-Schwyz, Switzerland.

                During the last five years, Mr. Elsener has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                During the last five years, Mr. Elsener has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                On September 29, 1995, Mr. Elsener acquired 101,500 shares of Common Stock of SweetWater for a total purchase price of $279,125.00, and on October 3, 1995, Mr. Elsener acquired 60,000 shares of Common Stock of SweetWater for a total purchase price of $165,000.00, in each case in cash from his personal funds.

ITEM 4.  PURPOSE OF TRANSACTION.

                Mr. Elsener acquired all of the shares of Common Stock held by him for investment purposes. Although Mr. Elsener has not formulated any definite plans or proposals with respect to his investment in SweetWater, he may consider the acquisition of additional shares of Common Stock or the disposition of some or all of the shares of Common Stock held or that may in the future


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be held by him, depending on market conditions and other circumstances. Except as set forth above, Mr. Elsener does not have any plans or proposals which relate to or would result in any of the following:

                       (a) The acquisition by any person of additional securities of SweetWater, or the disposition of securities of SweetWater;

                       (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving SweetWater or any of its subsidiaries;

                       (c) A sale or transfer of a material amount of assets of SweetWater or any of its subsidiaries;

                       (d) Any change in the present board of directors or management of SweetWater, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

                       (e) Any material change in the present capitalization or dividend policy of SweetWater;

                       (f) Any other material change in SweetWater's business or corporate structure;

                       (g) Changes in SweetWater's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of SweetWater by any person;

                       (h) Causing a class of securities of SweetWater to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

                       (i) A class of equity securities of SweetWater becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or

                       (j) Any action similar to any of those enumerated above.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

                       (a) Mr. Elsener is the beneficial owner of an aggregate of 269,500 shares of Common Stock, constituting approximately 8.7% of the issued and outstanding shares of Common Stock as of the date hereof.

                       (b) Mr. Elsener has sole power to vote or direct the vote and to dispose or direct the disposition of all such shares.


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                       (c) During the past sixty days, Mr. Elsener has not
effected any transactions in shares of Common Stock.

                       (d) No person other than Mr. Elsener has the right to receive or the power to direct the receipt of dividends from the shares of Common Stock beneficially owned by him or the right to receive or the power to direct the receipt of the proceeds from the sale of such shares.

                       (e) Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

               None.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

               None.

               After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 12, 1998



                                                 By:   /s/ Charles Elsener
                                                    ____________________________
                                                       Charles Elsener


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